

07004108

PB 3/13

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM / DD / YY) AND ENDING 12/31/06 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park Avenue Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square, 4th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark A. Silberman (212)919-3472
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers LLP
(Name – *if individual, state last, first, middle name*)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2007 WASH. D.C. 202

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Silberman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Avenue Securities LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SAMUEL SOLA
Notary Public - State of New York
No. 01SO6110785
Qualified in Westchester County,
Certificate filed in New York County
My Commission Expires 06/01/20 08

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Park Avenue Securities LLC

**(An indirect wholly owned subsidiary of
Guardian Life Insurance Company of America)**

Statement of Financial Condition
December 31, 2006



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers
and Member of
Park Avenue Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Park Avenue Securities LLC (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2007

Park Avenue Securities LLC
(An indirect wholly owned subsidiary of Guardian Life Insurance Company of America)
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 4,263,685
Cash segregated under federal regulations	703
Securities purchased under agreement to resell	17,507,511
Deposits with clearing organizations	80,685
Receivable from broker-dealer	1,809,317
Receivable from registered representatives	928,806
Commissions receivable	4,941,153
Deferred tax asset	525,205
Prepaid and other assets	977,057
Total assets	$ 31,034,122
Liabilities and Member's Equity	
Commissions payable	$ 7,568,221
Due to Guardian Life Insurance Company of America	6,725,600
Other liabilities	1,658,636
Total liabilities	15,952,457
Member's equity	15,081,665
Total liabilities and member's equity	$ 31,034,122

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Park Avenue Securities LLC ("PAS" or the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. The Company is also a registered investment advisor under the Investment Advisers Act of 1940. The Company is a Delaware Limited Liability Company that is a wholly owned subsidiary of The Guardian Insurance and Annuity Company, Inc. ("GIAC"), which is ultimately a wholly owned subsidiary of Guardian Life Insurance Company of America ("Guardian Life").

PAS' business as a securities broker-dealer consists of selling products offered by GIAC, Guardian Investor Services, LLC ("GIS") and non-affiliated sponsors. Such products include mutual funds, variable annuities, variable life insurance, 401(k) plans and investment advisory services. PAS also acts as a broker in the purchase and sale of securities.

2. Significant Accounting Policies

Proprietary securities transactions are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Cash and cash equivalents are cash and highly liquid investments with a maturity of three months or less. They are reported in the statement of financial condition at cost, which approximates fair value.

Cash segregated under federal regulations represents funds collected from customers and payable to mutual fund sponsors as a result of the sale of mutual fund shares. Such payables are included in other liabilities.

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income tax assets and liabilities are recognized for the future tax consequence of temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities.

The Company is organized as a limited liability company and is thereby treated as a disregarded entity for federal and state income tax purposes. As such, the Company's results are included in the consolidated federal and state income tax returns of Guardian Life. The consolidated income

tax provision or benefit is allocated among the members of the group in accordance with an agreement which provides that each member of the group is allocated its share of the consolidated tax provision or benefit determined generally on a separate company basis, but may recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated return. For state tax purposes, since Guardian Life is an insurance company, it is generally subject to tax on gross premium rather than tax on income. However, in those years where Guardian Life is subject to a state income tax, such income will be subject to the group's tax allocation agreement. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated returns.

3. Related Party Transactions

A significant portion of the Company's revenues and expenses relate to transactions with Guardian Life and its affiliates.

Pursuant to an expense sharing agreement, Guardian Life charges the Company for the services of certain employees of Guardian Life engaged in the Company's business and for the Company's use of Guardian Life's centralized services such as equipment, data processing and communications. The total payable under this agreement at December 31, 2006 was $6,302,139.

During the year, the expense sharing agreement between the Company and Guardian Life was amended to exclude charges to the Company from Guardian Life for its portion of Career Development Manager ("CDM") general and administrative expenses incurred by Guardian Life. CDMs are Agency Managers appointed by Guardian Life pursuant to an agreement. Once the agreement expires and the terms of the agreement are met, the CDM is converted to an independent Agency Manager at which point Guardian Life no longer incurs general and administrative expenses. The Company reduces Agency Manager compensation rates for CDMs to offset the Company's portion of general and administrative expenses incurred by Guardian Life.

During the year, the Company earned revenues from GIAC for sales of GIAC's variable annuity and variable life insurance products. At December 31, 2006, the receivable for such revenues was $336,286 and is included in commissions receivable.

During the year, the Company earned revenues from GIS for selling shares ofRS Funds. At December 31, 2006, the receivable for such revenues was $305,140 and is included in commissions receivable.

Cash equivalents at December 31, 2006 includes $606,568 invested in the RS Cash Management Fund.

4. Income Taxes

The net deferred tax asset at December 31, 2006 is made up of the following:

		2006
Gross deferred tax asset	$	814,254
Gross deferred tax liability		(289,049)
Net deferred tax asset	$	525,205

The Company's deferred taxes primarily reflect temporary differences related to allowances for bad debt expense, accruals for loss contingencies and prepaid expenses.

The Company's management has concluded that the deferred tax asset is more likely than not to be realized. Therefore no valuation allowance has been provided.

At December 31, 2006, the Company recorded a current Federal income tax payable of $423,461 to Guardian Life in the accompanying Statement of Financial Condition and is included in due from Guardian Life Insurance Company of America.

5. Receivable From Broker-Dealer

The Company clears its proprietary and certain customer transactions through another broker-dealer on a fully disclosed basis. The receivable from broker-dealer at December 31, 2006 includes advisory fees and commissions receivable.

6. Resale Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

7. Net Capital Requirements

Park Avenue Securities is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At December 31, 2006 the Company had net capital of $7,843,221 which was $6,779,724 in excess of the $1,063,497 required to be maintained. The ratio of aggregate indebtedness to net capital was 2.03 to 1.

8. Off-Balance Sheet Risk

In the normal course of business, securities transactions of customers are introduced and cleared through a clearing broker. Pursuant to an agreement between the company and the clearing broker, the clearing broker has the right to charge the company for certain losses that result from transactions with such customers. The Company clears certain mutual fund transactions directly with the sponsor. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to sell the mutual fund at a loss.

The Company's policy is to monitor its customer and counter-party risk through the use of a variety of credit exposure reporting and control procedures, including reviewing, as considered necessary, the credit standing of each counter-party and customer with which it conducts business.

The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

9. Contingencies

The Company has been named as a defendant in several lawsuits and claims from customers that allege violations of federal and state securities laws.

While it is not possible to predict with certainty the ultimate outcome of these lawsuits and claims, management believes, after consultation with counsel, that resolution of these matters is not expected to have a material effect on the Company's financial condition. These matters, if resolved in a manner different from the estimates, could have a material adverse effect on earnings or cash flows when resolved in a future reporting period.


END